Exhibit 99.5

James Hardie Industries SE

Condensed Consolidated Financial Statements

as of and for the Period Ended 31 December 2011

James Hardie Industries SE

Index

Page
Item 1. Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Balance Sheets as of 31 December 2011 and 31 March 2011	F-3

Condensed Consolidated Statements of Operations for the Three and Nine Months Ended 31 December 2011 and 2010	F-4

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended 31 December 2011 and 2010	F-5

Notes to Consolidated Financial Statements	F-6

James Hardie Industries SE

Condensed Consolidated Balance Sheets

(Unaudited)

	(Millions of US dollars)
	31 December 2011	31 March 2011

Assets
Current assets:
Cash and cash equivalents	$38.8	$18.6
Restricted cash and cash equivalents	1.6	0.8
Restricted cash and cash equivalents - Asbestos	51.6	56.1
Restricted short-term investments - Asbestos	5.6	5.8
Accounts and other receivables, net of allowance for doubtful accounts of $2.6 million and $2.7 million as of 31 December 2011 and 31 March 2011, respectively	110.4	138.1
Inventories	179.1	161.5
Prepaid expenses and other current assets	21.4	31.6
Insurance receivable - Asbestos	13.5	13.7
Workers’ compensation - Asbestos	0.3	0.3
Deferred income taxes	16.9	21.1
Deferred income taxes - Asbestos	14.3	10.5

Total current assets	453.5	458.1
Restricted cash and cash equivalents	3.7	4.5
Property, plant and equipment, net	684.0	707.7
Insurance receivable - Asbestos	163.0	188.6
Workers’ compensation - Asbestos	88.9	90.4
Deferred income taxes	27.0	27.3
Deferred income taxes - Asbestos	429.2	451.4
Other assets	27.2	32.6

Total assets	$1,876.5	$1,960.6

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$103.6	$106.4
Dividends payable	17.4	—
Accrued payroll and employee benefits	34.3	40.9
Accrued product warranties	5.1	6.1
Income taxes payable	2.8	3.9
Asbestos liability	109.3	111.1
Workers’ compensation - Asbestos	0.3	0.3
Other liabilities	27.7	53.8

Total current liabilities	300.5	322.5
Long-term debt	13.0	59.0
Deferred income taxes	106.5	108.1
Accrued product warranties	19.2	20.1
Asbestos liability	1,483.6	1,587.0
Workers’ compensation - Asbestos	88.9	90.4
Australian Taxation Office - amended assessment	187.2	190.4
Other liabilities	37.9	37.6

Total liabilities	2,236.8	2,415.1

Commitments and contingencies (Note 9)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 435,721,099 shares issued at 31 December 2011 and 436,386,587 shares issued at 31 March 2011	222.9	222.5
Additional paid-in capital	59.1	52.5
Accumulated deficit	(695.3)	(784.7)
Accumulated other comprehensive income	53.0	55.2

Total shareholders’ deficit	(360.3)	(454.5)

Total liabilities and shareholders’ deficit	$1,876.5	$1,960.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars, except per share data)	2011	2010	2011	2010

Net sales	$283.0	$272.6	$928.2	$878.6
Cost of goods sold	(192.4)	(187.8)	(616.8)	(583.6)

Gross profit	90.6	84.8	311.4	295.0

Selling, general and administrative expenses	(48.0)	(49.4)	(142.1)	(130.4)
Research and development expenses	(7.3)	(5.9)	(21.6)	(19.6)
Asbestos adjustments	(33.5)	(46.4)	15.2	(91.1)

Operating income (loss)	1.8	(16.9)	162.9	53.9
Interest expense	(2.3)	(2.0)	(6.1)	(6.0)
Interest income	0.8	0.7	2.4	2.7
Other income (expense)	1.5	2.7	(0.5)	(4.6)

Income (loss) before income taxes	1.8	(15.5)	158.7	46.0

Income tax expense	(6.6)	(10.9)	(35.1)	(391.2)

Net (loss) income	$(4.8)	$(26.4)	$123.6	$(345.2)

Net (loss) income per share:
Basic	$(0.01)	$(0.06)	$0.28	$(0.79)
Diluted	$(0.01)	$(0.06)	$0.28	$(0.79)

Weighted average common shares outstanding (Millions):
Basic	435.0	435.8	436.2	435.3
Diluted	435.0	435.8	438.4	435.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended 31 December
(Millions of US dollars)	2011	2010

Cash Flows From Operating Activities
Net income (loss)	$123.6	$(345.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortisation	47.8	46.9
Deferred income taxes	5.1	(22.9)
Stock-based compensation	5.3	7.2
Asbestos adjustments	(15.2)	91.1
Tax benefit from stock options exercised	(2.6)	(0.8)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	54.5	38.9
Restricted short-term investments	(0.1)	9.5
Payment to the AICF	(51.5)	(63.7)
Accounts and other receivables	26.7	60.1
Inventories	(18.5)	(1.9)
Prepaid expenses and other assets	15.6	(2.6)
Insurance receivable - Asbestos	23.0	19.5
Accounts payable and accrued liabilities	8.2	(21.1)
Asbestos liability	(78.8)	(68.3)
Deposit with Australian Taxation Office	—	249.5
Australian Taxation Office - amended assessment	—	187.3
Other accrued liabilities	(33.9)	(77.7)

Net cash provided by operating activities	$109.2	$105.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(25.5)	$(37.3)
Proceeds from sale of property, plant and equipment	0.3	0.6

Net cash used in investing activities	$(25.2)	$(36.7)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	$123.0	$417.0
Repayments of long-term borrowings	(169.0)	(489.0)
Proceeds from issuance of shares	1.3	1.0
Tax benefit from stock options exercised	2.6	0.8
Common stock repurchased and retired	(19.0)	—

Net cash used in financing activities	$(61.1)	$(70.2)

Effects of exchange rate changes on cash	$(2.7)	$6.1

Net increase in cash and cash equivalents	20.2	5.0
Cash and cash equivalents at beginning of period	18.6	19.2

Cash and cash equivalents at end of period	$38.8	$24.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	$38.6	$24.1
Short-term deposits	0.2	0.1

Cash and cash equivalents at end of period	$38.8	$24.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries SE

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries SE manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries SE and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI SE”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2011, which was filed with the United States Securities and Exchange Commission (“SEC”) on 29 June 2011 and amended on Form 20-F/A on 14 July 2011.

The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 31 December 2011, and the consolidated results of operations for the three months and nine months ended 31 December 2011 and 2010 and consolidated cash flows for the nine months ended 31 December 2011 and 2010. Except for the adjustment to the consolidated financial statements as of and for the period ended 31 December 2010 relating to RCI’s 1999 disputed amended assessment with the Australian Taxation Office (“ATO”), which is fully set forth in Note 10, all adjustments are normal and recurring for the periods noted above.

The results of operations for the three months and nine months ended 31 December 2011 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2011 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

2. Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, which amends some fair value measurement principles and disclosure requirements. The new guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of non-financial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. ASU No. 2011-04 is effective for the interim and annual periods beginning on or after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income

James Hardie Industries SE

Notes to Consolidated Financial Statements

are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Earnings Per Share

Basic and dilutive common shares outstanding used in determining net income per share (“EPS”) are as follows:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of shares)	2011	2010	2011	2010

Basic common shares outstanding	435.0	435.8	436.2	435.3
Dilutive effect of stock awards	—	—	2.2	—

Diluted common shares outstanding	435.0	435.8	438.4	435.3

(US dollars)	2011	2010	2011	2010

Net (loss) income per share:
Basic	$(0.01)	$(0.06)	$0.28	$(0.79)
Diluted	$(0.01)	$(0.06)	$0.28	$(0.79)

Potential common shares of 10.5 million and 13.6 million for the three months ended 31 December 2011 and 2010, respectively, and 11.9 million and 13.4 million for the nine months ended 31 December 2011 and 2010, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, restricted stock units (“RSUs”) which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries SE

Notes to Consolidated Financial Statements

4. Restricted Cash

Included in restricted cash and cash equivalents is US$5.3 million at 31 December 2011 and 31 March 2011 related to an insurance policy that restricts the cash from use for general corporate purposes.

5. Inventories

Inventories consist of the following components:

(Millions of US dollars)	31 December 2011	31 March 2011

Finished goods	$112.5	$104.5
Work-in-process	7.1	5.9
Raw materials and supplies	65.6	57.3
Provision for obsolete finished goods and raw materials	(6.1)	(6.2)

Total inventories	$179.1	$161.5

6. Long-Term Debt

At 31 December 2011, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until September 2012	—	$50.0	$—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	—	130.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	1.00%	90.0	13.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	50.0	—

Total		$320.0	$13.0

The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8. The weighted average interest rate on the Company’s total debt was 1.00% and 1.02% at 31 December 2011 and 31 March 2011, respectively, and the weighted average term of all debt facilities is 1.2 years at 31 December 2011.

At 31 December 2011, there was US$13.0 million drawn under the combined facilities and US$307.0 million was unutilised and available.

James Hardie Industries SE

Notes to Consolidated Financial Statements

At 31 December 2011, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF; for these purposes “net worth” means the sum of the par value (or value stated in the books of the James Hardie Group) of the capital stock (but excluding treasury stock and capital stock subscribed or unissued) of the James Hardie Group, the paid in capital and retained earnings of the James Hardie Group and the aggregate amount of provisions made by the James Hardie Group for asbestos related liabilities, in each case, as such amounts would be shown in the consolidated balance sheet of the James Hardie Group if Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited were not consolidated with the James Hardie Group, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iv) must ensure that no more than 35% of Free Cash Flow (as defined in the Amended and Restated Final Funding Agreement (“AFFA”)), in any given financial year (“Annual Cash Flow Cap”) is contributed to the AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

7. Asbestos

In February 2007, the shareholders approved a proposal pursuant to which the Company provides long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to the AICF on an annual basis. The amounts of these annual payments are dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of the AICF and the Annual Cash Flow Cap. JHI SE guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of the AICF.

The Company’s interest in the AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in the AICF, for financial reporting purposes the Company consolidates the AICF due to its pecuniary and contractual interests in the AICF as a result of the funding arrangements set forth in the AFFA.

For the three and nine months ended 31 December 2011, the Company did not provide financial or other support to the AICF that it was not previously contractually required to provide. Future funding of the AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

James Hardie Industries SE

Notes to Consolidated Financial Statements

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise unfavourable foreign currency movements of US$33.5 million and US$46.4 million for the three months ended 31 December 2011 and 2010, respectively, and favourable foreign currency movements of US$15.2 million and unfavourable foreign currency movements of US$91.1 million for the nine months ended 31 December 2011 and 2010, respectively.

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability”.

(Millions of US dollars)	31 December 2011	31 March 2011
Asbestos liability – current	$(109.3)	$(111.1)
Asbestos liability – non-current	(1,483.6)	(1,587.0)

Asbestos liability – Total	(1,592.9)	(1,698.1)

Insurance receivable – current	13.5	13.7
Insurance receivable – non-current	163.0	188.6

Insurance receivable – Total	176.5	202.3

Workers’ compensation asset – current	0.3	0.3
Workers’ compensation asset – non-current	88.9	90.4
Workers’ compensation liability – current	(0.3)	(0.3)
Workers’ compensation liability – non-current	(88.9)	(90.4)

Workers’ compensation – Total	—	—

Other net liabilities	(2.6)	(1.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	57.2	61.9

Net AFFA liability	$(1,361.8)	$(1,435.2)

Deferred income taxes – current	14.3	10.5
Deferred income taxes – non-current	429.2	451.4

Deferred income taxes – Total	443.5	461.9

Income tax payable	6.4	18.6

Net Unfunded AFFA liability, net of tax	$(911.9)	$(954.7)

James Hardie Industries SE

Notes to Consolidated Financial Statements

On 1 July 2011, the Company contributed US$51.5 million to the AICF in accordance with the terms of the AFFA.

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2011.

The changes in the asbestos liability for the nine months ended 31 December 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Asbestos liability – 31 March 2011	A$	(1,643.1)	0.9676	$(1,698.1)
Asbestos claims paid[1]		73.9	0.9604	76.9
AICF claims-handling costs incurred[1]		1.8	0.9604	1.9
Gain on foreign currency exchange				26.4

Asbestos liability – 31 December 2011	A$	(1,567.4)	0.9840	$(1,592.9)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the nine months ended 31 December 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Insurance receivable – 31 March 2011	A$	195.7	0.9676	$202.3
Insurance recoveries[1]		(22.0)	0.9604	(22.9)
Loss on foreign currency exchange				(2.9)

Insurance receivable – 31 December 2011	A$	173.7	0.9840	$176.5

Included in insurance receivable is US$8.2 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries SE

Notes to Consolidated Financial Statements

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the nine months ended 31 December 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Deferred tax assets – 31 March 2011	A$	446.9	0.9676	$461.9
Amounts offset against income tax payable[1]		(10.6)	0.9604	(11.0)
AICF earnings¹		0.1	0.9604	0.1
Loss on foreign currency exchange				(7.5)

Deferred tax assets – 31 December 2011	A$	436.4	0.9840	$443.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 December 2011 and 31 March 2011, this amount was US$11.0 million and US$21.1 million, respectively. During the nine months ended 31 December 2011, there was a US$0.6 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.4 million and US$2.5 million at 31 December 2011 and 31 March 2011, respectively.

Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net liability of US$0.2 million and a net asset of US$1.3 million at 31 December 2011 and 31 March 2011, respectively. During the nine months ended 31 December 2011, there was a nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of the AICF

Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. Changes in the fair value of investments are recorded in Other Comprehensive Income.

James Hardie Industries SE

Notes to Consolidated Financial Statements

The changes in the restricted cash and short-term investments of the AICF for the nine months ended 31 December 2011 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2011
	A$	59.9	0.9676	$61.9
Asbestos claims paid[1]		(73.9)	0.9604	(76.9)
Payments received in accordance with AFFA[2]		48.9	0.9487	51.5
AICF operating costs paid - claims-handling[1]		(1.8)	0.9604	(1.9)
AICF operating costs paid - non claims-handling[1]		(2.2)	0.9604	(2.3)
Insurance recoveries[1]		22.0	0.9604	22.9
Interest and investment income[1]		2.1	0.9604	2.2
Unrealised loss on investments[1]		(0.2)	0.9604	(0.2)
Other[1]		1.5	0.9604	1.6
Loss on foreign currency exchange				(1.6)

Restricted cash and cash equivalents and restricted short-term investments – 31 December 2011	A$	56.3	0.9840	$57.2

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate on the date of payment is used to convert the Australian dollar amount to US dollars.

Claims Data

The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months Ended 31 December 2011		For the Years Ended 31 March
			2011		2010		2009		2008		2007

Number of open claims at beginning of period		564		529		534		523		490		564
Number of new claims		343		494		535		607		552		463
Number of closed claims		328		459		540		596		519		537
Number of open claims at end of period		579		564		529		534		523		490
Average settlement amount per settled claim	A$	206,716	A$	204,366	A$	190,627	A$	190,638	A$	147,349	A$	166,164
Average settlement amount per case closed	A$	189,700	A$	173,199	A$	171,917	A$	168,248	A$	126,340	A$	128,723
Average settlement amount per settled claim	US$	215,239	US$	193,090	US$	162,250	US$	151,300	US$	128,096	US$	127,163
Average settlement amount per case closed	US$	197,522	US$	163,642	US$	146,325	US$	133,530	US$	109,832	US$	98,510

James Hardie Industries SE

Notes to Consolidated Financial Statements

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 17 February 2012, the AICF made an initial drawing of A$29.7 million (being US$31.8 million translated at the prevailing spot exchange rate at 17 February 2012) under the secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia.

Because the Company consolidates the AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by the AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by the AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to the AICF are based. James Hardie Industries SE and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

8. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

James Hardie Industries SE

Notes to Consolidated Financial Statements

Restricted short-term investments – Restricted short-term investments are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ deficit. Restricted short-term investments are held and managed by the AICF and are reported at their fair value.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change.

Interest Rate Swaps – Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the statement of operations in Other Income (Expense). At 31 December 2011, the Company had interest rate swap contracts with a total notional principal of US$200.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. The purpose of holding these interest rate swap contracts is to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 December 2011 the weighted average fixed interest rate of these contracts is 2.4% and the weighted average remaining life is 1.8 years. These contracts have a fair value of US$6.7 million, which is included in Accounts Payable. For the three and nine months ended 31 December 2011, the Company included in Other Income (Expense) an unrealised gain of US$1.5 million and an unrealised loss of US$0.5 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$1.4 million and US$3.2 million for the three and nine months ended 31 December 2011, respectively.

James Hardie Industries SE

Notes to Consolidated Financial Statements

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 December 2011 according to the valuation techniques the Company used to determine their fair values.

(Millions of US dollars)	Fair Value at 31 December 2011	Fair Value Measurements Using Inputs Considered as
		Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$38.8	$38.8	$—	$—
Restricted cash and cash equivalents	56.9	56.9	—	—
Restricted short-term investments	5.6	5.6	—	—

Total Assets	$101.3	$101.3	$—	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	6.7	—	6.7	—

Total Liabilities	$6.7	$—	$6.7	$—

9. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including putative class action lawsuits and litigation concerning its products. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, the Australian Securities and Investments Commission (“ASIC”) proceedings, the matters described in the Environmental and Legal section below, the amended assessment from the Australian Taxation Office (“ATO”) and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

All defendants other than two lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment for US$10.3 million relating to the costs of the ASIC proceedings for certain former

James Hardie Industries SE

Notes to Consolidated Financial Statements

officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011. The Company notes that other recoveries may be available resulting from repayments by third parties, including former directors and officers, in accordance with the terms of their indemnities.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matter for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

The amount of the costs that the Company may be required to pay to ASIC following the Court of Appeal judgments is contingent on a number of factors. These include, without limitation, whether such costs (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal) are reasonable having regard to the issues pursued in the case by ASIC against the Company, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues, since the Company is not liable for legal costs of a previous claim and related order that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing.

ASIC has not notified the Company of the amount of costs that it has incurred in connection with the ASIC proceedings. In addition, any costs that may be asserted by ASIC in the future will be subject to third party review and may not represent the amount of costs the Company will ultimately be liable to pay. Accordingly, in light of the inherent uncertainty surrounding the amount of such costs, together with the unusual circumstances surrounding the ASIC proceedings, the Company is unable to estimate the additional loss or range of loss relating to the quantum of costs incurred by ASIC at this time. Therefore, the Company has not recorded any provision for these costs at 31 December 2011.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court granted the special leave applications for one of the former officers, and the other former officer withdrew his application. Appeals brought by ASIC and the Company’s former directors and former officer were heard by the High Court over three days commencing 25 October 2011. Judgment has been reserved.

As with the first instance and Court of Appeal proceedings, the Company paid a portion of the costs of bringing and defending the High Court appeals, with the remaining costs being met by third parties, including former directors and executives, in accordance with the terms of their applicable indemnities.

Depending upon the outcome of the appeals and cross-appeals to the High Court, further or different findings may be made as to the liability of each of the seven former non-executive directors and the

James Hardie Industries SE

Notes to Consolidated Financial Statements

former executive, any banning orders, civil penalties payable, and as to the costs of the appeals and the first instance proceedings that the Company may become liable for under indemnities. We note that other recoveries may be available, including as a result of successful appeals or repayments by former directors and officers in accordance with the terms of their indemnities.

As a result of the above variables and uncertainties, it is not presently possible for the Company to estimate the amount of loss or range of loss, including costs that it might become liable to pay as a consequence of the appeal proceedings involving the other defendant/appellants.

Losses and expenses arising from the ASIC proceedings could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows. It is the Company’s policy to expense legal costs as incurred.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

The Company is involved from time to time as a defendant in certain legal proceedings and administrative actions related to general liability claims. The Company recognises a liability for unasserted and asserted claims in the period in which the loss becomes probable and estimable. The amount of loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the amount of loss estimated to be allocable to the Company in instances that involve co-defendants in defending the claim and whether the Company has access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions. Accordingly, the Company is unable to reasonably estimate a loss or range of loss in relation to some asserted claims brought against the Company at this time. Similarly, it is likely that there may be unasserted claims that are asserted in future periods. At this time, due to the foregoing factors, the Company is unable to reasonably estimate a loss or range of loss for such unasserted claims. Both unasserted claims and asserted claims that are not reasonably estimable could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Historically, the Company had and continues to have access to third-party recoveries to cover a portion of the costs incurred in defending and settling such actions, subject to contractual limitations on amounts available for recovery from third parties. The Company records an asset related to estimated third-party recoveries that are available for reasonably estimable asserted claims. Although the Company has historically had access to recoveries from third-parties, the Company could in the future lose access to some or all third-party recoveries due to expiration of contractual rights or insolvency of such third-parties. In such circumstance, losses that arise in relation to claims that would otherwise have been defrayed by third-party recoveries could in the future have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company also receives general liability claims for which third-party recoveries are not available. In these instances, the Company recognises a loss for claims that are reasonably estimable.

James Hardie Industries SE

Notes to Consolidated Financial Statements

For all claims, the Company adjusts its estimates based on new information as it becomes available and increases or decreases the related loss reserves and asset recoveries with a corresponding adjustment to selling, general and administrative expenses until each claim is ultimately settled.

The Company has made a provision for known estimable general liability claims and third-party recoveries within Other Current Liabilities and Other Current Assets, respectively, at 31 December 2011.

10. Australian Taxation Office – Amended Assessment

In March 2006, RCI Pty Ltd (“RCI”), a wholly-owned subsidiary of the Company, received an amended assessment from the Australian Taxation Office (“ATO”) with respect to RCI’s income tax return for the year ended 31 March 1999. The amended assessment related to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and was issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936. The amended assessment issued to RCI was for a total of A$412.0 million. However, after subsequent remissions of general interest charges (“GIC”) by the ATO the total was changed to A$368.0 million, comprising primary tax after allowable credits, penalties, and GIC.

During fiscal year 2007 RCI agreed with the ATO that in accordance with the ATO Receivable Policy, RCI would pay 50% of the total amended assessment being A$184.0 million (US$152.5 million), and provide a guarantee from James Hardie Industries SE (formerly James Hardie Industries N.V.) in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. RCI also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis.

The ATO conceded that RCI had a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 was reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply.

On 30 May 2007, the ATO issued a Notice of Decision disallowing RCI’s objection to the amended assessment (“Objection Decision”). On 11 July 2007, RCI filed an application appealing the Objection Decision and the matter was heard before the Federal Court of Australia in September 2009.

On 1 September 2010, the Federal Court of Australia dismissed RCI’s appeal.

Prior to the Federal Court’s decision on RCI’s appeal, the Company believed it was more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year would be upheld on appeal.

As a result of the Federal Court’s decision, the Company re-assessed its tax position with respect to the amended assessment and concluded that the ‘more-likely-than-not’ recognition threshold as prescribed by US GAAP was no longer met. Accordingly, with effect from 1 September 2010, the Company recognised an expense of US$345.2 million (A$388.0 million) on its consolidated statement of operations, which did not result in a cash outflow for the year ended ended 31 March 2011. In addition, the Company recognised an uncertain tax position of US$198.1 million (A$184.3 million) on its consolidated balance sheet relating to the unpaid portion of the amended assessment. With effect from 1 September 2010, the Company has expensed payments of GIC to the ATO as incurred.

James Hardie Industries SE

Notes to Consolidated Financial Statements

RCI appealed the Federal Court’s judgment to the Full Court of the Federal Court of Australia. RCI’s appeal was heard in May 2011. On 22 August 2011, the Full Federal Court upheld RCI’s appeal, ordered that RCI’s objection be allowed in full and awarded RCI costs.

Following the decision of the Full Federal Court to uphold RCI’s appeal, the Company undertook a review of RCI’s tax position. Due to the continued uncertainty in relation to the ultimate outcome of the matter, the Company continued to reflect a liability on its consolidated balance sheet relating to the unpaid portion of the amended assessment at 31 December 2011, as discussed above.

Subsequently, on 19 September 2011, the ATO filed an application for special leave to appeal the Full Federal Court’s decision to the High Court of Australia. On 10 February 2012, the High Court refused to grant special leave and dismissed the ATO’s application. Accordingly, the matter is now finalised in RCI’s favor.

With all avenues of appeal exhausted and the matter effectively concluded, on 27 February 2012 the ATO issued a notice of amended assessment and paid a refund to RCI of A$248.0 million (US$265.8 million). This amount comprises cash that RCI remitted to the ATO during the appeal proceedings of A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012), representing 50% of the previous amended assessment, and general interest charges paid by RCI on the unpaid portion of the previous amended assessment of A$63.7 million (US$68.3 million). The Company will recognise a benefit of A$367.6 million (US$393.8 million) within income tax expense during the fourth quarter ending 31 March 2012 which includes this refund and the reversal of the provision for the unpaid portion of the amended assessment, being A$184.3 million (US$197.5 million, translated at the prevailing spot exchange rate of US$1.0714/A$1.00 at 10 February 2012) offset by income taxes payable in respect of the reversal of general interest charges previously recognised as deductible, totaling A$65.4 million (US$70.0 million).

The Company is also entitled to interest income on amounts which are now taken to have been overpaid up to 27 February 2012, being the date these amounts were refunded to RCI. It is expected that this interest income will be paid by the ATO to RCI during the fourth quarter ending 31 March 2012. This interest income will be recognized as an additional benefit within income tax expense, partially offset by income taxes payable in respect of the interest income. Accordingly, the Company will establish a receivable from the ATO during the fourth quarter ending 31 March 2012 until the amount is paid by the ATO. For reporting purposes, the receivable from the ATO is denominated in US dollars and is subject to movements in foreign currency until the amount is ultimately paid to RCI.

RCI was awarded costs in connection with all court proceedings. The Company will record income in relation to such costs during the period in which such amounts are received from the ATO.

11. Income Taxes

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

James Hardie Industries SE

Notes to Consolidated Financial Statements

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2006. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(US$ millions)	Unrecognised tax benefits	Interest and Penalties

Balance at 31 March 2011	$185.5	$196.3

Additions for tax positions of the current year	0.1	—
Additions for tax positions of prior year	—	6.1
Other reductions for the tax positions of prior periods	(5.2)	—
Foreign currency translation adjustment	(3.0)	(3.4)

Balance at 31 December 2011	$177.4	$199.0

As of 31 December 2011, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$177.4 million and US$199.0 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the nine months ended 31 December 2011, the total amount of interest and penalties recognised in income tax expense was US$6.1 million.

Except for the liability associated with the ATO amended assessment as disclosed in Note 10, the liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries SE

Notes to Consolidated Financial Statements

12. Stock-Based Compensation

Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$2.4 million for both of the three months ended 31 December 2011 and 2010, and US$5.3 million and US$7.2 million for the nine months ended 31 December 2011 and 2010, respectively. As of 31 December 2011, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$10.5 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.2 years.

Restricted Stock – service vesting

On 30 May 2011, 925,024 restricted stock units (service vesting) that were previously granted on 29 May 2009 became fully vested and the underlying common stock was issued.

On 7 December 2011, 81,619 and 55,404 restricted stock units (service vesting) that were previously granted on 7 December 2010 and 2009, respectively, became fully vested and the underlying common stock was issued.

On 17 December 2011, 316,283 restricted stock units (service vesting) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

In addition, 281,556 restricted stock units (service vesting) were granted to employees on 7 December 2011 under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

Restricted Stock – performance vesting

The Company granted 63,146 restricted stock units with a performance vesting condition under the 2006 Long-Term Incentive Plan (LTIP) to senior executives and managers of the Company on 7 June 2011. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is dependent on the scorecard rating of each of the award recipients. The scorecard reflects a number of key qualitative and quantitative performance objectives and the outcomes the Board expects to see achieved at the end of the performance period.

When the scorecard is applied at the vesting date, the award recipients may receive all, some, or none of their awards. The scorecard can only be applied by the Board to exercise discretion at the percentage of restricted stock units that will vest. The scorecard may not be applied to enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI SE’s common stock price at each balance sheet date until the scorecard is applied at the vesting date.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 954,705 restricted stock units (market condition) to senior executives on 15 September 2011. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

James Hardie Industries SE

Notes to Consolidated Financial Statements

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The following table includes the assumptions used for restricted stock grants (market condition) valued during the nine months ended 31 December 2011:

Date of grant	15 Sep 2011
Dividend yield (per annum)	2.0%
Expected volatility	51.9%
Risk free interest rate	1.0%
JHX stock price at grant date (A$)	5.64
Number of restricted stock units	954,705

On 15 September 2011, 760,037 restricted stock units (market condition) that were previously granted on 15 September 2008 became fully vested and the underlying common stock was issued.

On 17 December 2011, 385,288 restricted stock units (market condition) that were previously granted on 17 December 2008 became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

Under the terms of the LTIP, the Company granted awards equivalent to 716,536 Scorecard LTI units on 7 June 2011, which provide recipients a cash incentive based on JHI SE’s common stock price on the vesting date. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI SE’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI SE’s common stock price at each balance sheet date.

13. Capital Management and Dividends

On 17 May 2011, the Company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. The Company acquired approximately 1.0 million and 3.4 million shares of its common stock during the three and nine months ended 31 December 2011, respectively.

The acquired shares had an aggregate cost of A$5.4 million (US$5.3 million) and A$19.1 million (US$19.0 million) during the three and nine months ended 31 December 2011, respectively. The average price paid per share of common stock was A$5.49 (US$5.33) and A$5.59 (US$5.55) during the three and nine months ended 31 December 2011, respectively. The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. As of 31 December 2011, all acquired shares had been officially cancelled.

The total shares of common stock acquired by the Company under its share buyback program to date represent 0.8% of the Company’s issued capital.

On 23 January 2012, the Company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

James Hardie Industries SE

Notes to Consolidated Financial Statements

14. Operating Segment Information

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Three Months Ended 31 December		Net Sales to Customers[1] Nine Months Ended 31 December
(Millions of US dollars)	2011	2010	2011	2010

USA & Europe Fibre Cement	$192.8	$182.6	$641.3	$616.3
Asia Pacific Fibre Cement	90.2	90.0	286.9	262.3

Worldwide total	$283.0	$272.6	$928.2	$878.6

	Income (Loss) Before Income Taxes Three Months Ended 31 December		Income Before Income Taxes Nine Months Ended 31 December
(Millions of US dollars)	2011	2010	2011	2010

USA & Europe Fibre Cement[2]	$31.0	$26.3	$126.3	$121.8
Asia Pacific Fibre Cement[2]	19.4	20.0	66.0	60.0
Research and Development[2]	(5.0)	(4.0)	(15.2)	(14.0)

Segments total	45.4	42.3	177.1	167.8
General Corporate³	(43.6)	(59.2)	(14.2)	(113.9)

Total operating income (loss)	1.8	(16.9)	162.9	53.9
Net interest expense[4]	(1.5)	(1.3)	(3.7)	(3.3)
Other income (expense)	1.5	2.7	(0.5)	(4.6)

Worldwide total	$1.8	$(15.5)	$158.7	$46.0

	Total Identifiable Assets
(Millions of US dollars)	31 December 2011	31 March 2011

USA & Europe Fibre Cement	$733.0	$752.0
Asia Pacific Fibre Cement	236.2	235.0
Research and Development	15.0	14.4

Segments total	984.2	1,001.4
General Corporate[5,6]	892.3	959.2

Worldwide total	$1,876.5	$1,960.6

[1]	Export sales and inter-segmental sales are not significant.

James Hardie Industries SE

Notes to Consolidated Financial Statements

[2]

Research and development costs of US$2.5 million and US$2.2 million for the three months ended 31 December 2011 and 2010, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.4 million for the three months ended 31 December 2011 and 2010 were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$4.4 million and US$3.3 million for the three months ended 31 December 2011 and 2010, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$0.6 million and US$0.7 million for the three months ended 31 December 2011 and 2010, respectively.

Research and development costs of US$6.9 million and US$7.2 million for the nine months ended 31 December 2011 and 2010, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.2 million and US$1.0 million for the nine months ended 31 December 2011 and 2010, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$13.5 million and US$11.4 million for the nine months ended 31 December 2011 and 2010, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$1.7 million and US$2.6 million for the nine months ended 31 December 2011 and 2010, respectively.

[3]

The principal components of General Corporate are officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense on the Company’s corporate offices. Included in General Corporate for the three months ended 31 December 2011 are unfavourable asbestos adjustments of US$33.5 million, AICF SG&A expenses of US$0.9 million and US$0.3 million related to the ASIC proceedings. Included in General Corporate for the three months ended 31 December 2010 are unfavourable asbestos adjustments of US$46.4 million, AICF SG&A expenses of US$0.7 million and nil related to the ASIC proceedings. Included in General Corporate for the nine months ended 31 December 2011 are favourable asbestos adjustments of US$15.2 million, AICF SG&A expenses of US$2.3 million and ASIC expenses of US$1.0 million. Included in General Corporate for the nine months ended 31 December 2010 are unfavourable asbestos adjustments of US$91.1 million, AICF SG&A expenses of US$1.7 million and a net benefit of US$9.5 million related to the ASIC proceedings.

[4]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is AICF interest income of US$0.8 million and US$0.7 million for the three months ended 31 December 2011 and 2010, respectively. Included in net interest expense for the nine months ended 31 December 2011 and 2010 is AICF interest income of US$2.2 million and US$2.4 million. See Note 7.

[5]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[6]	Asbestos-related assets at 31 December 2011 and 31 March 2011 are US$769.0 million and US$819.7 million, respectively, and are included in the General Corporate segment.

James Hardie Industries SE

Notes to Consolidated Financial Statements

15. Comprehensive Income (Loss)

Comprehensive income (loss) consists of the following components:

	Three Months Ended 31 December		Nine Months Ended 31 December
(Millions of US dollars)	2011	2010	2011	2010
Net (loss) income	$(4.8)	$(26.4)	$123.6	$(345.2)
Unrealised (loss) gain on investments	(0.3)	0.2	(0.2)	1.3
Currency translation adjustments	(2.0)	4.8	(2.0)	2.7

Total comprehensive (loss) income	$(7.1)	$(21.4)	$121.4	$(341.2)

James Hardie Industries SE

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Forward-Looking Statements

This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	statements about product or environmental liabilities; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction, unemployment levels, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors

James Hardie Industries SE

may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the US Securities and Exchange Commission on 29 June 2011, as amended by the Form 20-F/A filed on 14 July 2011, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to the AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the Company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions.